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DISPOSABLE
SOFT                                            [LOGO APPEARS HERE]
GOODS




                          FOURTH QUARTER REPORT 1998





                          [GRAPHIC ART APPEARS HERE]
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REVIEW OF OPERATIONS
FOURTH QUARTER 1998
AND YEAR ENDED
DECEMBER 31, 1998


To our Shareholders:

We are pleased to announce our fourth quarter ended December 31, 1998 results.

Fourth Quarter ended December 31, 1998 compared to Fourth Quarter ended December 31, 1997

Net income for the fourth quarter of 1998 was $3.8 million compared with net loss of $.08 million in the corresponding quarter of 1997. Earnings per share in the fourth quarter of 1998 were $0.57 compared losses per share of $0.12 for the corresponding period in 1997. The Company's net sales in the fourth quarter of 1998 increased by 9.7% to $56.7 million, compared with $51.7 million for the same period in 1997. The sales in North American region increased due to the improvement in production backlog in the last quarter of 1998. In addition, the impact by Asian currencies improved towards the end of 1998. Gross profit margin for the fourth quarter of 1998 was 31.8% compared to 31.2% of the previous year. Selling, general and administrative expenses for the fourth quarter of 1998 decreased to $13.1 million compared with $17.8 million in the fourth quarter of 1997, primarily due to reduction of advertising and promotion expenses in most of the Company's operation. The fourth quarter of 1998 result included a reversal of $1.5 million of estimated executive compensation previously accrued rateably over the first three quarters of 1998. The decrease in other income from $0.6 million in 1997 to $0.1 million in 1998 was due to reduced bank balances and repayment of loan receivable balance from shareholder.

Year ended December 31, 1998 compared to Year ended December 31, 1997

Earnings per share in 1998 were $.024 compared with $0.15 in 1997. Net income for the year 1998 improved significantly to $1.6 million compared with $1.0 million for 1997.

The Company's net sales in 1998 dropped to $208.0 million compared with $230.9 million in 1997. The decline in sales were primarily due to the change in marketing strategy from heavy promotional campaign to the Every Day Low Price ("EDLP") strategy in the Company's North American operations and the devaluated exchange rate of Australian Dollars and Asian currencies. The Company's sales volume in dollar term actually
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decreased marginally by $2.4 million in 1998 compared with 1997.  Gross profit margin declined by 4.6% from 33.4% in 1997 to 28.8% in 1998.

Selling, general and administrative expenses decreased substantially by $15.9 million to $56.2 million in 1998. The EDLP pricing strategy in North American operation, Australian and Asian currencies exchange variance, cost saving programs implemented in Asian operations and closure of operations in North American and Asian Pacific regions contributed to the savings in expenses. The restructuring cost of $1.4 million in 1997 represented the one-time charge for closure of several manufacturing operations in North American and Asian regions and wrote-down of certain surplus equipment used in its European operation. The Company's interest expense in 1998 decreased to $2.5 million from $2.8 million in 1997 due to repayment of borrowings. The decrease in other income to $0.9 million in 1998 from $1.3 million in 1997 was primarily due to reduced average bank balances and repayment of loan receivable from shareholder.

Brandon Wang, the Chairman of the Company, said: "We are pleased to see that our Southeast Asian operations have recovered to be profitable overall, as a result of continuing improvement of local economy throughout the region. We are confident that this improvement will fuel the strengthening of our market positioning and as well as the profitability. In North America, we have upgraded some of our manufacturing equipment with new generation high speed machines. Preliminarily we are experiencing encouraging improvement of efficiency and cost. This should lead to better operating margins in the forthcoming quarters. In the adult incontinence area, we continue to enjoy the growth of the business in all of the markets. Our Australian operation is both profitable and increasing in distribution, and we should see positive results in Europe after consolidation in 1999."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China and Thailand. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products, feminine napkins and training pants at certain of its operations. Its best selling brands include "Fitti /R/", "Pet Pet /R/", "Cosies /R/", "Cosifits /R/", "Baby Love /R/", "Togs /R/", "Cares /R/", "Vlesi /R/", Dispo 123 /TM/", "Certainty /R/", "Handy /TM/" and "Merit /R/".

May 3, 1999
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STATEMENTS OF OPERATIONS AND
BALANCE SHEET DATA

The Statements of Operations for the three-month period and year ending December 31, 1998 and 1997, and the Balance Sheet information as of December 31, 1998, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

SUMMARY OF RESULTS
(Dollars in thousands, except per share amounts)

                                                                    Three months ended                   Year ended
                                                                       December 31,                     December 31,
                                                                  1998             1997             1998              1997
Net sales                                                      $ 56,724         $ 51,722          $207,925          $230,930
                                                               ========         ========          ========          ========
Gross profit                                                     18,035           16,139            59,928            77,001
Selling, general & administrative expenses                       13,081           17,760            56,173            72,034
Restructuring expenses                                                -            1,166                 -             1,389
                                                               --------         --------          --------          --------
Operating income (loss)                                           4,954           (2,787)            3,755             3,578
Interest expense                                                   (721)            (664)           (2,511)           (2,833)
Exchange gain (losses)                                             (309)             752              (311)             (610)
Other income                                                         72              604               945             1,282
                                                               --------         --------          --------          --------
Income (loss) before income taxes                                 3,996           (2,095)            1,878             1,417
Provision for income taxes                                          519            1,234              (253)             (443)
Minority interest                                                  (679)              84                (3)                -
                                                               --------         --------          --------          --------
Net income (loss)                                              $  3,836         $   (777)         $  1,622          $    974
                                                               ========         ========          ========          ========
Earnings (losses) per share                                    $   0.57         $  (0.12)         $   0.24          $   0.15
                                                               ========         ========          ========          ========
Weighted average number of shares outstanding                     6,675            6,675             6,675             6,675
                                                               ========         ========          ========          ========

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STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

                                                                    Three months ended                   Year ended
                                                                       December 31,                     December 31,
                                                                  1998             1997             1998              1997
Net (loss) income                                              $  3,836         $   (777)         $  1,622          $    974
Other comprehensive income (expense), before tax
Foreign currency translation adjustments                          2,478           (7,467)            1,613           (10,785)
Provision for income taxes                                            -                -                 -                 -
                                                               --------         --------          --------          --------
Other comprehensive income (expense), net of tax                  2,478           (7,467)            1,613           (10,785)
                                                               --------         --------          --------          --------
Comprehensive income (expense)                                 $  6,314         $ (8,244)         $  3,235          $ (9,811)
                                                               ========         ========          ========          ========

During the year, the Company adopted the Statement of Financial Accounting Standards ("SFAS") No. 130 Reporting Comprehensive Income, issued by the Financial Accounting Standards Board. SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The inclusion represents all changes in equity except those resulting from investments by, and distributions to owners.

BALANCE SHEET DATA
(Dollars in thousands, unaudited)

                                                        December 31,                      December 31,
                                                                1998                              1997
Working capital                                             $ 30,091                          $ 30,823
Total assets                                                 133,909                           130,273
Long-term debt                                                20,957                            21,281
   (including deferred purchase consideration)
Shareholders' equity                                          68,013                            64,778

On December 31, 1998, the Company had cash and cash equivalents of $8,550.
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                            DSG INTERNATIONAL LTD.

                           17th Floor Watson Centre

                                Kung Yip Street

                                  Kwai Chung

                                   Hong Kong

                             Tel: (852) 2427 6951

                             Fax: (852) 2480 4491